Exhibit 1.02 — Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD

CONSOL ENERGY INC.

Conflict Minerals Report

For the reporting period from January 1, 2013 to December 31, 2013

General

This Conflict Minerals Report (the “Report”) of CONSOL Energy Inc. (“CONSOL Energy” or the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013 (the “Reporting Period”).

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for purposes of the Rule the Democratic Republic of Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

As further described in this Report, the Company has determined that certain of its operations may manufacture, or contract to manufacture, products containing tungsten, tantalum, tin or gold that are necessary to the functionality or production of such products.

Description of the Company’s Products Covered by this Report

CONSOL Energy is an integrated energy company operated through two primary divisions, (i) oil and gas exploration and production (E&P) and (ii) coal mining. The E&P division is focused on Appalachian area natural gas and liquids activities, including production, gathering, processing and acquisition of natural gas properties in the Appalachian Basin. The coal division is focused on the extraction and preparation of coal, also in the Appalachian Basin.

CONSOL Energy also owns Fairmont Supply Company (“Fairmont Supply”), a general-line distributor of mining, drilling and industrial supplies in the United States. Fairmont Supply is a reseller of products manufactured by unrelated third parties, many of which are sold under the brand names of its suppliers. Fairmont Supply does not have any factories and neither smelts nor purchases Conflict Minerals.

Among the numerous products that Fairmont Supply sells are:

•	Customer-Specified Hose Products – Fairmont Supply custom cuts off-the-shelf industrial hoses of the type specified by its customer and installs off-the shelf connectors. Both the industrial hoses and the shelf connectors are purchased from third-party suppliers. Fairmont also separately sells the industrial hoses and the connectors, both of which are manufactured by unrelated third parties, to customers.

•	Customer-Specified Automated Valve Actuation Products – Fairmont Supply installs an off-the-shelf valve of the type specified by its customer to an off-the-shelf electronic or pneumatic valve actuator of the type specified by that customer, which permits the valve to be remotely controlled. Fairmont Supply also separately sells the valves and the valve actuators, both of which are manufactured by unrelated third parties, to customers.

The aggregate sales from these products (collectively, the “Fairmont Customer-Specified Products”) are immaterial to CONSOL Energy. Given the breadth of Rule 13p-1, it is possible that Rule 13p-1 applies to the Fairmont Customer-Specified Products.1

Summary of Findings of the Due Diligence Process

Having determined that the Rule may apply to the Covered Products, the Company, through Fairmont Supply, conducted a good-faith Reasonable Country of Origin Inquiry (“RCOI”) to determine the source of any Conflict Minerals contained in its Covered Products.

The RCOI process sought to determine the country of origin for any Conflict Minerals included in the Fairmont Customer-Specified Products described above. Because Fairmont Supply does not source Conflict Minerals directly from mines or smelters, the RCOI primarily consisted of questionnaires, surveys and other requests for information from Fairmont Supply’s immediate suppliers. None of the responses from Fairmont Supply’s immediate suppliers indicated that any Conflict Minerals included in the Fairmont Customer-Specified Products originated in the Covered Countries. However, a small subset of suppliers, primarily relating to valve actuation products, either did not respond as part of the RCOI efforts, despite numerous attempts by Fairmont Supply to obtain the requested information, or responded that they do not know the origin of these Conflict Minerals.

Although the Company has no reason to believe any Conflict Minerals contained in the Fairmont Customer-Specified Products may have originated in the Covered Countries, the Company was unable to definitively determine the origin of any Conflict Minerals contained in the Fairmont Customer-Specified Products, based on Fairmont Supply’s RCOI. Therefore, the Company and Fairmont Supply exercised due diligence on the source and chain of custody of the Conflict Minerals used for its products manufactured, or contracted to manufacture, during the Reporting Period. These due diligences efforts are described in detail below.

In exercising due diligence on the source and chain of custody of the Conflict Minerals, the Company and Fairmont Supply conformed the due diligence efforts substantially in accordance with the guidance provided by the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).

Furthermore, Fairmont Supply has adopted a policy relating to Conflict Minerals, which incorporates the standards in the OECD Guidance (the “Conflict Minerals Policy”). A copy of the Conflict Minerals Policy is available on Fairmont Supply’s website at www.fairmontsupply.com. The Conflicts Minerals Policy provides that, effective January 1, 2015, each of our suppliers that provide us with products that include, or may include, any Conflict Minerals must certify that such Conflict Minerals: (i) were sourced from mines and smelters outside the Covered Countries: (ii) were sourced from mines and smelters that have been certified by an independent third party as “conflict free”, if sourced from within the Covered Countries; (iii) were outside the supply chain prior to January 31, 2013; or (iv) come from recycled or scrap sources. The Conflict Minerals Policy reinforces that Fairmont Supply does not condone the use of the Conflict Minerals that fuel human rights violations and is committed to avoiding the inclusion of Conflict Minerals in the products that it sells.

[1]	CONSOL Energy reserves the right to contest the applicability of Section 13(p) of the Securities Exchange Act of 1934, as amended, and Rule 13p-1 promulgated thereunder to these products.

In certain instances there may be many third-parties in the supply chain between the supplier to Fairmont of industrial hoses, connectors, valves and valve actuators used in the Fairmont Customer-Specified Products. Fairmont Supply does not purchase any Conflict Minerals directly from mines, smelters, or refiners. Therefore, to identify any suppliers where purchases of Conflict Minerals may have come from Covered Countries, Fairmont Supply issued supplier questionnaires and engaged in related follow-up efforts. As a result of these measures, as well as those described below, the Company and Fairmont Supply have no reason to believe that any Conflict Minerals contained in the Fairmont Customer-Specified Products originated in the Covered Countries. However, based on the lack of responses from certain suppliers or responses that indicated that a supplier did not know the origin of the Conflict Minerals, the Company and Fairmont Supply cannot definitively determine the country of origin of any Conflict Minerals contained in Fairmont Customer-Specified Products. For this reason, the Company and Fairmont Supply undertook due diligence measures to better ascertain the country of origin for any Conflict Minerals contained in the Fairmont Customer-Specified Products.

The Due Diligence Process

Below is an outline of the due diligence process, which was based on the OECD Guidance.

1.	Establish Strong Company Management System.

•	Fairmont Supply educated appropriate personnel regarding the Rule and the obligations thereunder, including, without limitation, a description of the Conflict Minerals and Covered Countries included under the Rule.

•	Fairmont Supply adopted a Conflict Minerals Policy, which is publicly available on Fairmont Supply’s website.

•	Fairmont Supply established a dedicated internal team to: (1) understand the parameters of the Rule, (2) identify product categories which might contain Conflict Minerals and the suppliers who could potentially supply products with Conflict Minerals, (3) conduct a RCOI on those suppliers; and (4) perform due diligence, where appropriate, on such suppliers.

2.	Identify and Assess Risks in the Supply Chain.

•	Through a review of Fairmont Supply’s product categories and supplier lists, Fairmont Supply identified applicable suppliers providing materials or components containing Conflict Minerals, as defined by the Rule. Fairmont Supply sent questionnaires to all such suppliers asking them to ascertain and represent to Fairmont Supply whether their products contained Conflict Minerals, and if so, whether they came from scrap or recycled materials, and if not, whether or not such materials or components containing Conflict Minerals originated from the Covered Countries.

•	For suppliers that were unresponsive, Fairmont Supply performed due diligence through further inquiry and individual contact with suppliers, and in some cases were provided with additional information on the country of origin for Conflict Minerals included in the Fairmont Customer-Specified Products.

•	Fairmont Supply also plans to include a supplier certification in its contract templates that will serve to confirm that no Conflict Minerals originated in the Covered Countries. Fairmont Supply currently is in the process of including this certification in the standard terms and conditions for all contracts for completion by 2015.

3.	Design and Implement a Strategy to Respond to Identified Risks.

•	Findings of the RCOI and due diligence efforts, including any identified risks, were gathered, documented and reviewed by the dedicated team. These findings were further reviewed with Fairmont Supply’s management, as well as CONSOL Energy’s executive management.

•	In the event that Fairmont Supply discovers that a supplier of industrial hoses, connectors, valves and valve actuators used in the Fairmont Customer-Specified Products sources Conflict Minerals contained in the Fairmont Customer-Specified Products from Covered Countries, absent independent third-party certification that the source mine, smelter, or refiner does not finance, directly or indirectly, armed groups that commit human rights violations, Fairmont Supply would seek to source from another supplier meeting the standards set forth in Fairmont Supply’s Conflict Minerals Policy.

•	Fairmont Supply will review its supply chain on an annual basis, as required by the Rule, to continually determine the country of origin of any Conflict Minerals contained in and necessary to the functionality of production of the industrial hoses, connectors, valves and valve actuators used in the Fairmont Customer-Specified Products.

4.	Carry out Independent Third Party Audit of Supply Chain (Smelter/Refiner) Due Diligence at Identified Points in the Supply Chain, and Report on Supply Chain Due Diligence.

•	None of the responses received from suppliers of the industrial hoses, connectors, valves and valve actuators supplied to Fairmont Supply and used in the Fairmont Customer-Specified Products that may contain Conflict Minerals indicates that these originated in the Covered Countries. Therefore, Fairmont Supply has not obtained a third-party audit of its supply chain. There are a limited number of third-party suppliers from whom Fairmont Supply was unable to determine country of origin information.

•	Fairmont Supply continues efforts with suppliers of the industrial hoses, connectors, valves and valve actuators used in the Fairmont Customer-Specified Products to determine country of origin information. In the event that the country of origin cannot be obtained, Fairmont Supply will aim to source the necessary products from viable alternative suppliers.

Based on the results of the above-described due diligence efforts, the Company was unable to determine or clarify, after conducting the RCOI and subsequently exercising the required due diligence, the country of origin for any Conflict Minerals contained in the Fairmont Customer-Specified Products.

Steps Taken to Mitigate Risk

In 2014, Fairmont Supply has taken, or plans to take, the following steps to mitigate the risk that necessary Conflict Minerals used in the Company’s products do not benefit armed groups.

•	Maintain a Conflict Minerals Policy that is consistent with OECD recommendations.

•	Ensure risks are adequately managed through robust management and communication to key employees.

•	Structure internal processes to support supply chain due diligence.

•	Develop and implement terms and conditions of contracts with suppliers to stipulate that suppliers must use Conflict Minerals that did not originate in any Covered Country, is from scrap or recycled material or is conflict-free.

In addition beginning on January 1, 2015, Fairmont Supply will require that each of our suppliers that provide us with products that include, or may include, any Conflict Minerals must certify that such Conflict Minerals: (i) were sourced from mines and smelters outside the Covered Countries: (ii) were sourced from mines and smelters that have been certified by an independent third party as “conflict free”, if sourced from within the Covered Countries; (iii) were outside the supply chain prior to January 31, 2013; or (iv) come from recycled or scrap sources.

Independent Audit Report

CONSOL Energy and Fairmont Supply are not required to obtain an independent private sector audit of the Conflict Minerals Report for the Reporting Period.